Exhibit (14)(a)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the references to our firm under the captions “Appendix B – Financial Highlights” in the Joint Proxy Statement/Prospectus and “Independent Registered Public Accounting Firm” and “Financial Statements” in the Statement of Additional Information included in this Registration Statement (Form N-14) of Tortoise Energy Infrastructure Corporation.

We also consent to the incorporation by reference of our report dated January 29, 2025, with respect to the consolidated financial statements and financial highlights of Tortoise Energy Infrastructure Corporation and Tortoise Sustainable and Social Impact Term Fund (formerly Ecofin Sustainable and Social Impact Term Fund) included in the Annual Report to Shareholders (Form N-CSR) for the year ended November 30, 2024, into this Registration Statement, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Minneapolis, Minnesota

June 20, 2025